SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. ___)*

                        TriMas Corporation
                         (Name of Issuer)

                Common Stock, $. 01 par value
                  (Title of class of securities)

                           896215-10-0
                         (CUSIP number)

            Richard A. Manoogian, 21001 Van Born Road,
            Taylor, Michigan  48180, (313) 274-7400
      (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                        June 30, 1989
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   (Continued on the following page(s))
                           Page 1  of 5 Pages
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

CUSIP No.  896215-10-0          13D         Page 2 of 5 Pages

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

    Richard A. Manoogian
    ###-##-####

2)  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (A) [ ] (B) [ ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

    00

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7)  SOLE VOTING POWER

          442,211

      8)  SHARED VOTING POWER

          0

      9)  SOLE DISPOSITIVE POWER

          82,211

      10) SHARED DISPOSITIVE POWER

          360,000

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    442,211

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9%

14) TYPE OF REPORTING PERSON

    IN

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

                                                 Page 3 of 5 Pages

Item 1.  Security and Issuer

      Common Stock, $.01 par value, of TriMas Corporation, 315 East Eisenhower Parkway, Ann Arbor, Michigan 48108.

Item 2.  Identity and Background

      (a)   Richard A. Manoogian

      (b)   21001 Van Born Road, Taylor, Michigan  48180

      (c) Chairman of the Board and Chief Executive Officer of Masco Corporation, a manufacturer of products for the home and family, 21001 Van Born Road, Taylor, Michigan 48180. The reporting person is also the Chairman of the Board and Chief Executive Officer of Masco Industries, Inc. and Chairman of the Board of the Issuer

      (d)   No

      (e)   No

      (f)   United States of America

Item 3.  Source and Amount of Funds or Other Consideration

      200,000 shares were purchased from Masco Industries, Inc. and 160,000 from Masco Corporation, in each case payment being made by delivery of the reporting person's promissory notes in the amount of $9,000,000 and $7,200,000, respectively. In addition, 18,963 shares were acquired on February 14, 1989 by reason of a special dividend to stockholders of Masco Corporation and 63,248 shares through a private purchase on April 14, 1989 from Alex Manoogian, Trustee, in exchange for a promissory note in the amount of $2,023,936.

Item 4.  Purpose of Transaction

      360,000 shares in the aggregate were acquired from Masco Corporation and Masco Industries, Inc., as described in Item 3, pursuant to offers to the officers and certain key executives of the respective sellers, authorized and approved by their respective Boards of Directors. Shares have been purchased by the reporting person for investment purposes. Depending upon market conditions and other factors, reporting person may acquire additional shares in the open market or by private purchase, or subject to the restrictions on sale described in Item 6, may dispose of some or all of the shares.

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

                                               Page 4 of 5 Pages

Item 5.  Interest in Securities of Issuer

      (a) Reporting person presently beneficially owns 442,211 shares, which he believes represents 9% of the common stock of the Issuer presently outstanding

      (b) Reporting person has the sole power to vote and dispose of the 442,211 shares owned by him, subject to continuing employment and certain restrictions on sale and rights to repurchase 360,000 shares in the aggregate as provided in agreements with Masco Corporation and Masco Industries, Inc. pursuant to which such shares were purchased, as further described in Item 6 and Exhibits I, II, III and IV

      (c)   None

      (d) 360,000 shares in the aggregate are subject to the agreements referred to in (b) above, and under certain circumstances as described in Exhibits I and II the sellers are entitled to the proceeds of sale of the shares

      (e)   Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer

      200,000 shares were purchased from Masco Industries, Inc. and 160,000 shares from Masco Corporation pursuant to purchase agreements which prohibit sale of the shares prior to June 30, 1996 except pursuant to a registration statement, and in any event not prior to January 1, 1993 at which time 50% of the shares may be sold, an additional 25% one year thereafter and the balance after December 31, 1993. Such agreements further provide the sellers with the several options to re-purchase the shares if the reporting person's employment is terminated prior to June 30, 1994 other than by reason of death, retirement on or after normal retirement age or permanent and total disability, and the agreements contain further provisions concerning proceeds of sale, payment of interest and other matters upon termination of employment. Certain of the sellers' rights pursuant to such agreements terminate in the event of a change in control of a seller.

Item 7.  Material to be Filed as Exhibits

      a.    Exhibit I - Letter agreement dated June 29, 1989 between Masco
                        Corporation and Richard A. Manoogian

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

                                                Page 5 of 5 Pages

      b.    Exhibit II -      Promissory Note of Richard A. Manoogian dated June
                              30, 1989 payable to Masco Corporation in the sum of $7,200,000

      c.    Exhibit III -     Letter Agreement dated June 29, 1989 between Masco
                              Industries, Inc. and Richard A. Manoogian

      d.    Exhibit IV -      Promissory Note of Richard A. Manoogian dated June
                              30, 1989 payable to Masco Industries, Inc. in the sum of $9,000,000

      e.    Exhibit V -       Letter Agreement dated April 14, 1989 between Alex
                              Manoogian, Trustee and Richard A. Manoogian

      f.    Exhibit VI -      Promissory Note of Richard A. Manoogian dated
                              April 14, 1989 payable to Alex Manoogian, Trustee in the sum of $2,023,936


                             SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 7, 1989


                                /s/ Victor J. DeSantis
                                Richard A. Manoogian
                                by Victor J. DeSantis, Attorney

PAGE

                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*

                        TriMas Corporation
                         (Name of Issuer)

                Common Stock, $.01 par value
               (Title of Class of Securities)

                           896215-10-0
                         (CUSIP number)

                    Richard A. Manoogian, 21001 Van Born Road,
            Taylor, Michigan  48180, (313) 274-7400
      (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                        April 22, 1992
     (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               (Continued on following page(s))
                       Page 1 of 3

PAGE

CUSIP No.  896215-10-0  13D         Page 2 of 3 Pages

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

    Richard A. Manoogian
    ###-##-####

2)  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (A) [ ] (B) [ ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7)  SOLE VOTING POWER

          884,422

      8)  SHARED VOTING POWER

          0

      9)  SOLE DISPOSITIVE POWER

          164,422

      10) SHARED DISPOSITIVE POWER

          720,000

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    884,422

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.1%

14) TYPE OF REPORTING PERSON

    IN

PAGE
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CUSIP No. 896215-10-0             Page 3 of 3 Pages

      Item 5.  Interest in Securities of Issuer.

      (a) Reporting Person currently beneficially owns 884,422 shares of the common stock, $.01 par value, of TriMas Corporation (the "Issuer"), after giving effect to a two for one stock split in February, 1990. Reporting Person believes the 884,422 shares of common stock represent 6.1% of the common stock of the Issuer currently outstanding, after giving effect to the public offering of 4,600,000 shares of the Issuer's common stock on April 22, 1992.


                             SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 12, 1992


                              /s/Richard A. Manoogian
                              Richard A. Manoogian

PAGE

               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        (Amendment No. 2)*

                        TriMas Corporation
                         (Name of Issuer)

                Common Stock, par value $.01 per share
                  (Title of class of securities)

                           896215 10 0
                         (CUSIP number)

                    Richard A. Manoogian, 21001 Van Born Road,
            Taylor, Michigan  48180, (313) 274-7400
      (Name, address and telephone number of person authorized to receive notices and communications)

                        December 31, 1993
     (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Page 1 of 4 Pages

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CUSIP No.  896215-10-0  13D         Page 2 of 4 Pages

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

    Richard A. Manoogian
    ###-##-####

2)  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (A) [ ] (B) [ ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7)  SOLE VOTING POWER

          1,768,844

      8)  SHARED VOTING POWER

          33,008

      9)  SOLE DISPOSITIVE POWER

          1,768,844

      10) SHARED DISPOSITIVE POWER

          33,008

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,801,852

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.9%

14) TYPE OF REPORTING PERSON

    IN

PAGE
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CUSIP No. 896215-10-0   13D       Page 3 of 4 Pages

      The information contained in this Amendment No. 2 supplements and amends the information contained in the following Item of the Schedule 13D dated
July 7, 1989, as previously amended.

Item 5.  Interest in Securities of the Issuer.

      As of December 31, 1993, the Reporting Person beneficially owned 1,801,852 shares of the common stock, $.01 par value, of TriMas Corporation
(the "Issuer"), of which (i) 1,768,844 shares were held directly, (ii) 31,008 shares were owned by the Alex and Marie Manoogian Foundation, a charitable foundation of which the Reporting Person is a director, and (iii) 2,000 shares were owned by the Richard and Jane Manoogian Foundation, charitable foundation of which the Reporting Person is a director. To the best of his knowledge and based on the number of shares of common stock of the Issuer believed to be outstanding, as of December 31, 1993 the Reporting Person may be deemed to be the beneficial owner of 4.9 percent of the common stock of the Issuer.

      The Reporting Person has the sole power to vote and dispose of the shares described in clause (i) above and shares with the other directors the power to vote or direct the vote or to dispose or direct the disposition of the shares described in clauses (ii) and (iii) above. The reporting person, Alex Manoogian (Chairman Emeritus of Masco Corporation), Christine Simone and Louise M. Simone are the directors of the Foundation described in clause (ii) above, and the Reporting Person, Eugene A. Gargaro, Jr. and Jane Manoogian are the directors of the Foundation described in clause (iii) above, and all of the directors have a business address of 21001 Van Born Road, Taylor, Michigan 48180. To the knowledge of the Reporting Person, none of the directors of the Foundations has been convicted in a criminal proceeding nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. They are all citizens of the United States of America.

      The Reporting Person disclaims any beneficial ownership or interest whatsoever in the shares described in clauses (ii) and (iii) above, and the filing of this Amendment No. 2 to Schedule 13D shall not be construed as an admission that he is the beneficial owner of such shares.

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CUSIP No. 896215-10-0   13D       Page 4 of 4 Pages



                                     SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 16, 1994


                              /s/Richard A. Manoogian
                              Richard A. Manoogian

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